
CROWD FUNDING IS A

swayze.nyc ✔
Original audio

swayze.nyc ✔ GOOD NEWS! 👊 can be a part of Swayze now too

#nyc #newyork #swayze #startup #nycfoodie

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

1w

philongbui All for 100 dollars 😮?
1w 1 like Reply
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wwisniaw I think I'll invest
1w Reply
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kuba.h that guy knows nothing about
1w Reply
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franciszekm Keep fingers crossed 🤞

Liked by **kuba.h** and **22 others**
7 days ago

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